UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X/A
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”): BlackBerry Limited

B.	(1) This is [check one]

□an original filing for the Filer

X an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) □

C.    Identify the filing in conjunction with which this Form is being filed:

Name of registrant: BlackBerry Limited

Form type: Annual Report on Form 40-F; Registration Statement on Form F-10

File Number (if known) 000-29898 (40-F); 333-111753 (F-10)

Filed by: BlackBerry Limited

Date Filed (if filed concurrently, so indicate): April 1, 2016 (40-F); January 7, 2004 (F-10)

Explanatory Note: The Filer originally filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on January 7, 2004 (the “Original Filing”) concurrently with the filing of a Registration Statement under the Securities Act of 1933 on Form F-10, as amended by Amendment No. 1 thereto filed on Form F-X/A on June 1, 2015 (the “First Amendment”). The Filer is filing this amended filing in order to reflect a change in the address of the Agent (as defined below), as required by undertakings in the Original Filing, the First Amendment and in the Filer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2016.

D.	The Filer is incorporated or organized under the laws of:

Ontario, Canada

and has its principal place of business at:

2200 University Avenue East,
Waterloo, Ontario, Canada
N2K 0A7
(519) 888-7465

E.	The Filer designates and appoints:

BlackBerry Corporation
3001 Bishop Drive
Suite 400
San Ramon, California 94583
(925) 242-5660

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on January 7, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 or Form 40-F, the securities to which such Form F-10 or 40-F relates, and the transaction in such securities

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waterloo, Ontario, Canada, this 24th day of June 2016.

Filer: BlackBerry Limited

By:_ /s/ James Yersh
Name: James Yersh
Title: Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on June 24th, 2016.

BlackBerry Corporation
(Agent)

By:_     /s/ James Yersh
Name: James Yersh
Title: President